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## Lynette Kucsma · 2nd in

Co-Founder & CMO at Natural Machines (VC backed):
Named by CNN as 1 of only 7 'tech superheroes' to watch

Barcelona Area, Spain · 500+ connections · **Contact info**

ℳ̇  Natural Machines

🎓  Fairleigh Dickinson
    University

## About

Natural Machines: Based in Barcelona (Spain), New York City (USA) and Milan/Turin (Italy). 30+ awards. VC backed.

We want to inspire individuals to lead more sustainable lifestyles and contribute to a healthier, more sustainable planet... both for the inhabitants and the environment. Our goal is to produce a full range of innovative kitchen solutions improving the quality and enjoyment of food, making it easier to be in full control of all your foods and have a positive environmental impact by lessening food loss/waste. We further the advancement of UN Sustainable Development Goals, Goal 12: responsible consumption and production.

Our first released product is Foodini: a 3D food printing kitchen appliance, using REAL food to print. Foodini is a 3D food printing kitchen appliance that enables you to personalize food, eat healthier, improve kitchen efficiency and lower food waste. Print using your own real, natural, fresh ingredients – customize foods, nutrition, and presentation, printing the amount you need and nothing more. All via next generation Internet of Things/IoT 3D food printers with Artificial Intelligence/AI.

Named by CNN as one of the seven tech superheroes to watch.

Named by Evolero via TNW (TheNextWeb) as one of the Top 100+ Tech & Business Women Speakers you Need at Your Next Event. I'm honored to be included amongst people such as Sheryl Sandberg (Chief Operating Officer, Facebook), Gwynne Shotwell (President, SpaceX), Danae Ringelmann (Founder of Indiegogo), Marissa Mayer (former president and CEO of Yahoo), Meg Whitmann (CEO, Hewlett-Packard), and many others.

Speaker at events worldwide including Web Summit, Maker Faire (featured, large scale European Edition) and TEDx. (See Organizations section for a larger event listing.)


Please vote for us!


Foodini Printing
Overview

## Articles & activity
12,939 followers

### 3D Food Printers Today = The Newest Mobile Phones 15...

**Lynette Kucsma**
Published on LinkedIn

People frequently ask me where I see 3D food printing in the future. My standard answer: We believe that in 10 to 15 years, 3D food printers will become a common kitchen appliance   ...see more

32 · 3 Comments

**Hey, whatever works to help change things for the better. Bonus points f...**
Lynette commented

**This also needs to be addressed from the factory side as well, not only th...**
Lynette commented

**Consumers viewpoints on so-called two-part tariff products are...**
Lynette replied to a comment

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## Experience



**Co-Founder & Chief Marketing Officer (CMO)**
Natural Machines
Sep 2013 – Present · 6 yrs 6 mos
Barcelona, Spain

We are creating a full range of innovative kitchen solutions improving the quality and enjoyment of food, making it easier to be in full control of all your foods and have a positive environmental impact by lessening food loss/waste.

We are backed by Closed Loop, a venture fund that invests in sustainable consumer goods, advance recycling technologies and services related to the circular economy. http://www.closedlooppartners.com/

                                                                    **...see more**



                                                    +14



**Mentor**
IQS Tech Factory
Jun 2019 – Present · 9 mos
Barcelona Area, Spain

Mentor at IQS Next Tech - an acceleration program for hardware-based startups that already validated their technology with a functional prototype and whose next challenge is to industrialize such technology.

**On Sabbatical**
(in Spain)
2009 – 2013 · 4 yrs

(Spain) Personal sabbatical after relocating to Barcelona, Spain. While keeping my marketing skills and technology experience current, I was studying the Spanish language and enjoying a lot of what Spain has to offer.



**Senior PR Manager**
Microsoft
2006 – 2009 · 3 yrs

(United Kingdom) Head of Public Relations in EMEA (Europe, Middle East, Africa) for the MCB (Mobile Communications Business, owners of Windows Mobile) Group of Microsoft - With a Windows Mobile phone, your easy-to-use Microsoft software and services go wherever you go.

**Senior Marcoms Manager**
Followap
2005 · less than a year

(United Kingdom) Provider of Presence solutions to the telecommunications industry

**Show 4 more experiences** ⌄

## Education



**Fairleigh Dickinson University**
Master of Business Administration (MBA), Marketing, 3.8 out of 4.0 GPA
1993 – 1996

FDU holds AACSB International Accreditation: the world's preeminent accreditation authority for collegiate schools of business. AACSB accreditation has been earned by only 30 percent of the business schools in the United States.



**The College of New Jersey**
Bachelor of Science (BS), Marketing, 3.4 out of 4.0 GPA
1989 – 1993

TCNJ was named one of the top schools in the United States, joining the likes of Duke
University, Stanford University, Harvard University, Princeton University, and the six other Ivy
League institutions among the 75 schools that Barron's lists in its "Most Competitive" category.



